UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 1, 2012

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Amdocs Limited

File No. 001-14840 - CF#27715

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Amdocs Limited submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on September 30, 2004.

Based on representations by Amdocs Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through January 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel